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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of October, 2003
                                          -------------

                              ATI TECHNOLOGIES INC.
                            ------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
       -----------------------------------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F             Form 40-F     X
                               -------               --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                                Page 1 of 7 Pages
                           Index is located on Page 2


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                                      INDEX

Document                                                           Page Number
--------                                                           -----------

Press Release dated October 16, 2003                                    3

Statement of Outstanding Share Capital as of October 31, 2003           6

Signature Page                                                          7




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[GRAPHIC OMITTED]

For Information:
Anne Ferguson, Public Relations Manager
Porter Novelli Canada
416-422-7154 or anne.ferguson@porternovelli.com
                -------------------------------


                 ATI Technologies adopts Restricted Share Units
                as part of its Stock-Based Employee Compensation


MARKHAM,  Ontario - October 16, 2003 -ATI  Technologies  Inc. (TSX: ATY, NASDAQ:
ATYT) announced today that it has adopted a plan to grant restricted share units
(RSUs) as part of the Company's overall stock-based compensation plan. The RSU plan allows employees to earn actual shares of ATI over time, rather than options that give employees the right to purchase stock at a set price.

"While stock options remain an important component of employee compensation within our industry, we recognize that the external environment is changing and we must be responsive to our shareholders. We believe that a blend of RSUs and stock options offer an effective alternative for both ATI employees and shareholders. These two compensation vehicles allow us to provide appropriate incentives to attract and retain valued employees while allowing us to better manage dilution," said Terry Nickerson, Senior Vice President, Finance and Chief Financial Officer.

"ATI operates in a highly competitive, knowledge-based business, and it continues to be critically important for ATI to retain our key asset, our technical employees who design chips and boards, and represent roughly 60 per cent of our workforce. To do so, our compensation needs to be competitive with that of other companies that compete for the same talent in both the U.S. and Canada," continued Mr. Nickerson.



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ATI  Technologies  adopts  Restricted  Share  Units  as part of its  Stock-Based
Employee Compensation


RSUs will be issued in lieu of the annual grant of options for the 2003 calendar year. Motivating the decision was a commitment made at ATI's Annual Meeting in January 2003 to look at alternative forms of stock-based compensation. RSUs will be extended to both employees and executives of ATI.

RSUs will be accounted for under the fair value method of accounting, through which the Company will recognize a compensation expense for the first quarter of about US $1 million. Thereafter, the quarterly expense is expected to be approximately US $2 million over the vesting period that ends in October 2006.

Non-executive employees who are eligible for the RSU plan will immediately receive a one-time cash payment of about US $8.6 million as well as RSUs that vest over the three-year period. Executives will receive no cash payment, but will be granted RSUs that vest over the same period of time.

The cash and RSU grants will impact the guidance issued on October 3, 2003. There will be an additional US $5.9 million expense in the first quarter, however, the Company expects that operating expenses for the remainder of fiscal 2004 will be lowered by approximately US $5.1 million.

Shares issued under this plan will be purchased on the open market at a cost of approximately US $25 million to avoid any dilution.

The effectiveness of the new RSU program will be evaluated against a number of metrics, including feedback from employees and shareholders. The Company will consider amending its stock based compensation arrangements to allow ATI to issue the shares required out of treasury rather than purchasing the shares in future on the open market, which requires a cash outlay.



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ATI  Technologies  adopts  Restricted  Share  Units  as part of its  Stock-Based
Employee Compensation


About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of $1.3 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).


Forward-looking Statements and Uncertainties

Certain statements in this press release constitute "forward-looking statements." When used in this press release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this press release and in the Company's 2002 Annual Report and 2001 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:
Patricia Mikula, PR Manager, ATI Technologies, at
(905) 882-2600 or pmikula@ati.com
                  ---------------

For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at
(905) 882-2600, Ext. 2631 or janet@ati.com
                             -------------


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                     STATEMENT OF OUTSTANDING SHARE CAPITAL
                     --------------------------------------

The authorized capital of ATI Technologies Inc. consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the close of business on October 31, 2003, 243,785,311 common shares and no preferred shares were outstanding.


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ATI TECHNOLOGIES INC.



Date:  November 3, 2003       By:  //Terry Nickerson//
                                   --------------------------------------------
                                   Name:  Terry Nickerson
                                   Title: Senior Vice President, Finance and
                                          Chief Financial Officer